SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                SCHEDULE 14D-1/A
                                (Amendment No. 8)
                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                       and

                                 SCHEDULE 13D/A
                               (Amendment No. 10)
                           ---------------------------

                                 NCL HOLDING ASA
                            (Name of Subject Company)

                                 ARRASAS LIMITED

                                       and

                                STAR CRUISES PLC
                                    (Bidders)

                                 Ordinary Shares
                       (nominal value NOK 2.30 per share)

                                       and

       American Depositary Shares, each representing four Ordinary Shares
                         (Title of Class of Securities)

                            492693 (Ordinary Shares)
 628854310 (American Depositary Shares, each representing four Ordinary Shares)
                      (CUSIP Number of Class of Securities)
                          ----------------------------

                                   Gerard Lim
                                Star Cruises PLC
                            Suite 1503, Ocean Centre
                                  5 Cantor Road
                              Tsimshatsui, Kowloon
                                 Hong Kong, SAR
                                011-603-309-2600

       (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                          Copies of Communications to:

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                           ---------------------------

-------------------------------------------------------------------------

CUSIP NO. 492693 (Shares) and 628854310 (American Depositary Shares)
-------------------------------------------------------------------------



1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Person Above

   Arrasas Limited

2. Check the Appropriate Box if a member of a Group                 (a)|X|
                                                                    (b)|_|

3. SEC Use Only

4. Sources of Funds

   AF, BK, WC, OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant
   to Items 2(e) or 2(f)                                               |_|

6. Citizenship or Place of Incorporation

   Isle of Man

7. Aggregate Amount Beneficially Owned by Each Reporting Person

   184,693,943 (1)

8. Check Box if the Aggregate Amount in Row (7) Excludes
   Certain Shares                                                      |_|

9. Percent of Class Represented by Amount in Row (7)

   Approximately 69.0%

10.Type of Reporting Person

   CO

--------

1 Of these Shares, 155,583,743 are owned by Arrasas Limited, a wholly owned subsidiary of Star Cruises PLC, 10,300,000 are owned by Resorts World Limited, 2,810,200 are owned by Genting Overseas Holdings Limited and 16,000,000 are owned by Palomino Limited. Because each of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited are affiliates of Star Cruises PLC, Star Cruises PLC may be deemed to beneficially own the Shares held by such entities.

1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Person Above

   Star Cruises PLC

2. Check the Appropriate Box if a member of a Group                 (a)|_|
                                                                    (b)|_|

3. SEC Use Only

4. Sources of Funds

   Not applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(e) or 2(f)                                                  |_|

6. Citizenship or Place of Incorporation

   Isle of Man

7. Aggregate Amount Beneficially Owned by Each Reporting Person

   184,693,943 (2)

8. Check Box if the Aggregate Amount in Row (7) Excludes
   Certain Shares                                                      |_|

9. Percent of Class Represented by Amount in Row (7)
   Approximately 69.0%

10.Type of Reporting Person
   CO

-------------

2 Of these Shares, 155,583,743 are owned by Arrasas Limited, a wholly owned subsidiary of Star Cruises PLC, 10,300,000 are owned by Resorts World Limited, 2,810,200 are owned by Genting Overseas Holdings Limited and 16,000,000 are owned by Palomino Limited. Because each of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited are affiliates of Star Cruises PLC, Star Cruises PLC may be deemed to beneficially own the Shares held by such entities.

     This Amendment No. 8 (this "Amendment") amends the Schedule 14D-1 Tender Offer Statement (the "Statement") dated January 13, 2000, as previously amended, of Arrasas Limited, an Isle of Man company (the "Offeror") and a wholly owned subsidiary of Star Cruises PLC ("Star"), filed in connection with the Offeror's offer to purchase all of the outstanding ordinary shares, nominal value Norwegian Kroner ("NOK") 2.30 per share (the "Shares"), of NCL Holding ASA ("NCL"), that are held by U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended), at a purchase price of NOK 35 per Share net to the seller in cash, without interest thereon, and all outstanding American Depositary Shares of NCL, each representing four Shares, at a purchase price of NOK 140 per ADS net to the seller in cash, without interest thereon, both upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and Acceptance Form. This Amendment is being filed on behalf of the Offeror and Star. This Amendment also amends the Schedule 13D filed by the Offeror, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited with the Securities and Exchange Commission on December 27, 1999, as amended.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Statement.

Item 6. Interest in Securities of the Subject Company.

     Items 6(a) and (b) are hereby amended and supplemented by adding the following paragraphs:

     (a) As a result of the purchases described below, the Offeror currently beneficially owns 184,693,943 Shares, representing approximately 69.0% of the Shares on a fully diluted basis as of February 9, 2000. Reference is hereby made to the text of the Press Release attached hereto as Exhibit (p) and incorporated herein by reference.

     (b) On February 9, 2000, the Offeror acquired 6,874,800 Shares at NOK 35 per Share in a privately negotiated transaction. Reference is hereby made to the Press Release attached hereto as Exhibit (p) and incorporated herein by reference.

Item 11. Material to be filed as Exhibits.

     The following item (p) is hereby added to the material previously filed as exhibits.

     (p)  Text of Press Release issued by Star on February 9, 2000

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2000



                                                 ARRASAS LIMITED


                                                 By:    /s/ Gerard Lim
                                                        -----------------------
                                                        Name:  Gerard Lim
                                                        Title: Director


                                                 STAR CRUISES PLC


                                                 By:    /s/ Lim Kok Thay
                                                        -----------------------
                                                        Name:  Lim Kok Thay
                                                        Title: Director

                                                                     Exhibit (p)
                                                                     -----------

PRESS RELEASE
For Immediate Release


                        STAR CRUISES ACQUIRES NCL SHARES


February 9, 2000: Star Cruises PLC (SES "STRC") announced that on February 9, 2000, its subsidiary, Arrasas Limited, acquired an additional 6,874,800 ordinary shares of NCL Holding ASA at a price of NOK 35 per share. Star and its affiliates now hold a total of 184,693,943 shares currently representing approximately 69.0% of NCL's shares on a fully diluted basis.

Star Cruises is the "leading cruise line in the Asia-Pacific" with a fleet of nine ships operating in Singapore, Malaysia, Thailand, Hong Kong, China, Vietnam, Taiwan Japan and Korea.



For further information please contact:


IN MALAYSIA:                                         IN THE UNITED STATES:

Jane Poh                                             MacKenzie Partners, Inc.
Vice President, Corporate Communications             Tel.: 1-212-929-5500
Tel: 603-309-2526                                    Fax: 1-212-929-0308
Fax: 603-301-1479